Exhibit 99.1

NICE Announces Agreement to Sell Its Physical Security Business Unit to Battery Ventures

Ra’anana, Israel, August 3, 2015 – NICE Systems (NASDAQ: NICE) has entered into an agreement to sell its Physical Security business unit to Battery Ventures, a technology investment firm, for a total consideration of up to $100 million, comprising of $85 million in cash and up to additional $15 million based on future performance.

NICE’s Physical Security business unit provides video surveillance technologies and capabilities to security-aware organizations.

This divestiture will allow NICE to focus on its key markets and enterprise software business as part of the execution of its long-term strategic plan.

“We continue to aggressively execute our long-term strategic plan,” said Barak Eilam, CEO of NICE. “An element of that plan has been the divestiture of two businesses that did not fall within the parameters of our more synergetic, primary businesses. With this agreement, we have completed this stage of our plan, and we are now better able to focus on those areas that we believe will continue to drive profitable growth for our company.”

Eilam continued, “The Physical Security business unit has been a source of pride for NICE for many years with its history of constant innovation and market leadership. We are pleased to reach this agreement with Battery Ventures, which will place great emphasis on this area of business, and will be a good home for our employees. I believe that this business will remain a valuable asset for both customers and partners.”

Subject to certain conditions and satisfaction of terms, the transaction is scheduled to close during the third quarter of 2015.

Third Quarter and Full-Year 2015 Guidance:

Beginning in the third quarter of 2015, the company will present its results from continued operations on a pro forma basis with the Physical Security business unit as a discontinued operation.

The company is therefore revising its guidance to exclude the Physical Security business unit’s projected contribution from third quarter and full-year non-GAAP total revenues and non-GAAP fully diluted earnings per share.

The company now expects third quarter 2015 non-GAAP total revenues from its continued operations to be in a range of $215 million to $225 million (previous guidance: $236 million to $246 million), and third quarter non-GAAP fully diluted earnings per share from its continued operations to be in a range of $0.65 to $0.71 (previous guidance: $0.68 to $0.74).

The company now expects full-year 2015 non-GAAP total revenues, on a pro-forma basis as if Physical Security was excluded from the beginning of the year, to be in a range of $914 million to $934 million (previous guidance: $985 million to $1,005 million), and full-year non-GAAP fully diluted earnings per share to be in a range of $2.97 to $3.08 (previous guidance: $3.04 to $3.15).

The company expects the divestiture to be non-dilutive to earnings in 2016.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.